Bowen Acquisition Corp

420 Lexington Ave, Suite 2446

New York, NY 10170

July 6, 2023

VIA EDGAR

Division of Corporation Finance

Office of Manufacturing

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Bowen Acquisition Corp
Registration Statement on Form S-1
File No. 333-272076

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Bowen Acquisition Corp hereby requests that the effectiveness of the above-referenced Registration Statement be accelerated so that such Registration Statement will become effective at 5:00 p.m., Eastern Time, on Tuesday, July 11, 2023 or as soon thereafter as practicable.

Sincerely,

BOWEN ACQUISITION CORP

/s/ Jiangang Luo
Jiangang Luo
Chief Executive Officer